Exhibit 99.1

Not for distribution or dissemination in the United States

Scotiabank announces Subordinated Debentures Offering

Toronto, March 23, 2015 – The Bank of Nova Scotia (“Scotiabank”) (TSX, NYSE: “BNS”) today announced an inaugural Basel III-compliant offering of $1.25 billion of 2.58% Subordinated Debentures due 2027 (the “Debentures”) pursuant to its June 27, 2014 base shelf prospectus.

The Debentures, to be sold through an agency syndicate led by Scotiabank Global Banking & Markets, are expected to be issued on March 30, 2015.  Interest will be payable semi-annually from the date of issue until March 30, 2022 at a rate of 2.58% per annum.  From March 30, 2022 to maturity on March 30, 2027, the Debentures will pay a quarterly coupon at a rate equal to the 90 day bankers' acceptance plus 1.19%, beginning June 30, 2022.

On or after March 30, 2022, Scotiabank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), in whole at any time or in part from time to time at a redemption price which is equal to par, plus accrued and unpaid interest, redeem the Debentures, on not less than 30 nor more than 60 days’ notice to registered holders.

Net proceeds from this transaction will be used for general banking purposes.

Scotiabank intends to file, in Canada, a pricing supplement to its June 27, 2014 base shelf prospectus.  A copy of this document as well as the base shelf prospectus can be obtained at www.sedar.com.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and, subject to certain exceptions, may not be offered, sold, or delivered directly or indirectly, within the United States of America, its territories and possessions or to, or for the account or benefit of, U.S. persons. This release does not constitute an offer to sell or a solicitation to buy the Debentures in the United States.

Scotiabank is Canada’s international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and parts of Asia.  We are dedicated to helping our 21 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking.  With a team of more than 86,000 employees and assets of $852 billion (as at January 31, 2015), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). Scotiabank distributes the Bank's media releases using Marketwired.  For more information please visit www.scotiabank.com and follow us on Twitter @ScotiabankNews.

For further information:

Group Treasury
Christy Bunker
(416) 933-7974
christy.bunker@scotiabank.com

Corporate Communications
Myra Reisler
(416) 866-6443
myra.reisler@scotiabank.com